UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2024
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .

Commission File Number.....000-20288
___________________________________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN OF COLUMBIA BANKING SYSTEM, INC.

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Banking System, Inc.
1301 A Street
Tacoma, Washington 98402-4200

Amended and Restated Employee Stock Purchase Plan of
Columbia Banking System, Inc.

Financial Statements as of December 31, 2024 and 2023, and for the Years Ended December 31, 2024 and 2023,
and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of the Amended and Restated Employee Stock Purchase Plan of Columbia Banking System, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Amended and Restated Employee Stock Purchase Plan of Columbia Banking System, Inc. ("the Plan") as of December 31, 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America ("U.S.").

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Delap LLP

We have served as the Plan's auditor since 2025.

Lake Oswego, Oregon
March 31, 2025

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN OF COLUMBIA BANKING SYSTEM, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023

	December 31,
	2024	2023
		Unaudited
ASSETS
Plan cash held by Umpqua Bank	$1,419,168	$—
Total assets	$1,419,168	$—

LIABILITIES
Payable to purchase shares	$1,389,188	$—
Payable to participants and other	29,980	—
Total liabilities	$1,419,168	$—

NET ASSETS AVAILABLE FOR BENEFITS	$—	$—

See accompanying notes.

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN OF COLUMBIA BANKING SYSTEM, INC.
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	December 31,
	2024	2023
		Unaudited
ADDITIONS
Participant contributions, net withdrawals	$1,419,168	$1,185,163
Total additions	1,419,168	1,185,163

DEDUCTIONS
Cost of shares purchased	—	1,185,163
Payable to purchase shares	1,389,188	—
Payable to participants	29,980	—
Total deductions	1,419,168	1,185,163

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	—	—
Net assets available for benefits beginning of year	—	—
Net assets available for benefits end of year	$—	$—

See accompanying notes.

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN OF COLUMBIA BANKING SYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 – DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

General - The Amended and Restated Employee Stock Purchase Plan of Columbia Banking System, Inc. (as amended, the "Plan") is intended to provide eligible employees of Columbia Banking System, Inc. (the "Company") who wish to become shareholders of the Company a convenient method of doing so. The Plan covers substantially all employees of the Company who are employed by the Company on any given enrollment date.

Accounting Principles - The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Plan Administration - The administrator of the Plan (the "Plan Administrator") is the Compensation Committee of the Board of Directors of the Company or other persons acting in this capacity pursuant to a delegation of authority from the Compensation Committee. The Plan is intended to meet the qualification standards of Section 423 of the Internal Revenue Code of 1986, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions - Plan participants ("Participants") may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company’s common stock, no par value ("Shares"). Participants can elect the amount of the payroll deduction as either a percentage of their compensation or a flat dollar amount per payroll date. Participant contributions are recorded in the period that the Participants’ payroll deductions are made. Participant contributions are not subject to vesting and are therefore fully vested at all times.

Share Purchases - The Plan allows Participants to purchase Shares at 90% of the closing price reported on the exchange where the Shares are traded ("Fair Market Value") on either the first or last trading day of each six-month offering period, whichever is lower. The Plan operates with consecutive offering periods commencing on the first trading day on or after January 1st and ending on June 30th, and with the second offering period commencing on the first trading day on or after July 1st and ending on December 31st. Shares are recorded as purchased on the settlement date, in the subsequent offering period, and are distributed to each Participant’s account by the stock transfer agent.

In 2024, the Plan had a single offering period from July 1st to December 31st, with no Shares purchased during 2024. In 2023, Participants purchased 58,440 Shares through the Plan, following the closing of the January 1st to June 30th 2023, offering period (unaudited). Effective May 2024, the Plan was amended to increase the authorized Shares available for purchase to 877,206. Under the Plan, there were 877,206 Shares reserved for future issuance as of December 31, 2024.

Withdrawals - If a Participant elects to withdraw from the Plan at any time prior to the first day of the last calendar month of a six-month offering period, or if a Participant’s employment has been terminated at any time, the Plan refunds any amounts withheld during that period back to the Participant. All such amounts are included in participant contributions, net of withdrawals on the Statements of Changes in Net Assets Available for Benefits.

A Participant's accumulated payroll deductions will be used to purchase the maximum allowable number of whole Shares that can be purchased with the amounts in the Participant's notional account. Excess Participant contributions for Participants purchasing the maximum number of Shares with contributions from an offering period will be refunded to the Participants in the following offering period. For Participants purchasing less than the maximum allowable number of Shares with contributions from an offering period, the excess contributions will be carried forward to the next offering period and aggregated with future contributions for the purpose of purchasing Shares.

Payable to Purchase Shares - Payable to purchase Shares primarily represents cash contributed to the Plan in the last offering period of a calendar year that was used to purchase Shares in the first offering period of the next calendar year. Participants purchased 77,523 Shares through the Plan in January 2025 for $1,383,786 related to contributions from the last offering period of 2024. Payable to purchase Shares also includes excess contributions from Participants who purchased less than the maximum number of Shares with contributions from a previous offering period. These excess contributions were carried forward to the next offering period and will be aggregated with future contributions for the purpose of purchasing Shares.

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN OF COLUMBIA BANKING SYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS

Payable to Participants - Payable to participants represents cash in Participant accounts that was contributed to the Plan in amounts greater than the cost of the maximum number of Shares allowed to be purchased during the year. All such amounts will be refunded to Participants from the Plan in the following offering period and are therefore not included in Net Assets Available for Benefits in the accompanying financial statements.

Limitations - Participants are prohibited from purchasing Shares with an aggregate Fair Market Value in excess of $25,000 in any calendar year. Employees owning equity securities of the Company, including rights, options, warrants, or other securities convertible into Shares upon exercise, representing 5% or more of the total combined voting power or value of all classes of the Company's stock are not permitted to purchase Shares under the Plan.

Administrative Expenses - All Plan administrative expenses are paid by the Company and are not reflected in the accompanying financial statements.

Termination - Although it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time. In the event of a dissolution, merger, or acquisition of the Company, the Company may permit a Participant to purchase Shares to the extent of accumulated payroll deduction funds in the Participant’s account. In the event of a termination of the Plan, the assets will be returned to the Participants.

Note 2 – PLAN ASSETS

The Plan’s cash is maintained by the Company on behalf of the Plan.

INDEX TO EXHIBITS

Exhibit No.        Description

23.1            Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amended and Restated Employee Stock Purchase Plan of Columbia Banking System, Inc.

Date: March 31, 2025	/s/ Lisa M. White
Lisa M. White
Executive Vice President, Corporate Controller and Principal Accounting Officer